UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR THE FISCAL YEAR ENDED DECEMBER 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM                      TO

COMMISSION FILE NUMBER: 0-8084

SAVINGS PLAN OF THE CONNECTICUT WATER COMPANY

Connecticut Water Service, Inc.
93 West Main Street
Clinton, Connecticut 06413
(860) 669-8636

Savings Plan of the Connecticut Water Company
Financial Statements and Supplemental Schedule
December 31, 2006 and 2005

Savings Plan of the Connecticut Water Company
Index
December 31, 2006 and 2005

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-8

Supplemental Schedule

Schedule H — Line 4(i) — Schedule of Assets Held at End of Year	9
EX-23: CONSENT OF PRICEWATERHOUSECOOPER LLP
Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
Savings Plan of the Connecticut Water Company
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan of the Connecticut Water Company (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
As further described in Note 2, the Plan adopted Financial Accounting Standard Board Staff Position, FSP AAG INV-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined Contribution Health And Welfare Pension Plans as of and for the year ended December 31, 2006.
Stamford, Connecticut
July 16, 2007

Savings Plan of the Connecticut Water Company
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets
Investments, at value
Mutual funds	$10,379,678	$8,252,123
Connecticut Water Service, Inc. common stock	834,888	1,034,130
Collective investment trust	1,122,653	1,091,357
Participant loan accounts	362,464	263,545
Cash and cash equivalents	65,963	70,741

Total Investments	12,765,646	10,711,896

Receivables
Employee contributions	36,786	24,448
Employer contributions	7,564	58,747
Due from brokers	92,567	—

Total Assets	$12,902,563	$10,795,091

Liabilities
Due to brokers	99,095	—

Net assets available for benefits at value	$12,803,468	$10,795,091

The accompanying notes are an integral part of these financial statements.

Savings Plan of the Connecticut Water Company
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2006 and 2005

	2006	2005
Additions
Interest	$19,094	$14,716
Dividends	405,584	291,959
Net appreciation in value of investments (see Note 3)	845,194	371,221
Employee contributions (including rollover contributions)	939,766	773,826
Employer contributions	188,800	221,524

Total additions	2,398,438	1,673,246

Deductions
Distributions to participants	379,301	257,436
Administrative expenses (see Note 2)	10,760	5,102

Total deductions	390,061	262,538

Net increase	2,008,377	1,410,708
Net assets available for benefits, beginning of year	10,795,091	9,384,383

Net assets available for benefits, end of year	$12,803,468	$10,795,091

The accompanying notes are an integral part of these financial statements.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements and Supplemental Schedules
December 31, 2006 and 2005
1.	Description of the Plan

The following description of the Savings Plan (the “Plan”) of the Connecticut Water Company (the “Company”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. The Company is a wholly-owned subsidiary of Connecticut Water Service, Inc. The Plan was established by the Board of Directors of the Company in 1985 and was amended and restated since that date. The Plan is a trusteed, defined contribution plan covering all eligible employees of the Company.

Effective April 1, 2001, eligible employees of Crystal Water Company and Gallup Water Service, Inc., which are both wholly-owned subsidiaries of Connecticut Water Service, Inc., became eligible to participate in the Plan. Effective December 14, 2001, eligible employees of The Barnstable Water Company, a wholly-owned indirect subsidiary of Connecticut Water Service, Inc., became eligible to participate in the Plan.

Riggs Bank was Trustee from June 1, 2002 through September 9, 2004 and Wachovia Bank become Trustee starting September 10, 2004. WYSTAR Global Retirement Solutions, a subsidiary of Wachovia Bank, is the Plan’s recordkeeper.

The Plan includes the following provisions, as described below:
(a)	The Company match is 50% of each participant’s employee salary contribution not to exceed 4% of compensation.

(b)	The Plan includes a profit-sharing contribution of up to 1% of compensation linked to successful completion of specific strategic initiatives. Profit-sharing contributions have additional requirements and restrictions. Contributions of approximately $53,000 were made for Plan year 2005. No profit-sharing contributions were made for the 2006 Plan year.

(c)	Deferrals are made on a pre-tax basis of between 1% and 15% maximum for all employees.

(d)	New employees are eligible to enroll in the Plan after six months and at least 1,000 hours worked. Enrollment will take place on the first day of the next plan year quarter following the date on which such eligibility requirements are satisfied.

(e)	Participants are eligible to receive Company matching contributions upon plan enrollment.
Once eligible, employees can elect to enter into a written salary deferral agreement. Participant loans and hardship withdrawals are permitted. Changes in deferrals are allowed quarterly.
Participants may borrow at least $1,000 and the lesser of $50,000 or 50% of the vested amount of their accounts, excluding their interest in Connecticut Water Service, Inc. common stock, at a rate of interest of prime rate plus 1%. Loans must be repaid within five years, or before attaining age 65, whichever is shorter. Loans to purchase a principal residence may be repaid within fifteen years.
A participant is fully vested at all times in the accrued balance of his or her account.
On a daily basis, the Trustee determines the total net earnings of each investment fund and allocates this amount to the accounts of the participants on the basis of the percentage each participant has invested in the investment fund.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements and Supplemental Schedules
December 31, 2006 and 2005
2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

New Accounting Pronouncements

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP). The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Plan has adopted the FSP as of and for the year ended December 31, 2006 because of its investment in UBS Stable Value Fund, a collective investment trust that invests in fully benefit-responsive investment contracts managed by UBS Fiduciary Trust Company. As described by the FSP, investments held by a collective investment trust are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets of a collective investment trust attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the underlying defined-contribution plans. Since there is not a significant difference between fair value and contract value for the UBS Stable Value Fund investment, the Plan’s investment in the UBS Stable Value Fund is presented at contract value, which approximates fair value on the Statements of Net Assets available for Benefits at December 31, 2006 and 2005.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Party-in-Interest Transactions

Section 3(14) of ERISA defines a party-in-interest to include among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan. Accordingly, loans to participants, and investments in Connecticut Water Service, Inc. common stock are considered party-in-interest transactions. The Plan held 56,642 and 66,229 units of the Company’s common stock as of December 31, 2006 and 2005, respectively. The fair value of the investment in the Company’s common stock was $834,888 and $1,034,130 as of December 31, 2006 and 2005, respectively. Dividends are reinvested in the Plan when paid.

Administrative Expenses

Administrative expenses and fees of the Plan are ordinarily paid by the Company unless the plan administrator directs the Trustee to pay these expenses utilizing plan assets. During 2006 and 2005, other administrative expenses of $10,760 and $5,102, respectively, were paid out of plan assets.

Valuation of Investments

The investments in the accompanying statements of net assets available for plan benefits are stated at fair value. Securities traded on a national securities exchange are reported at fair value, at the last reported sales price on the last business day of the plan year. Investments traded in the over-the-counter market and listed securities for which no sales were reported on that date are valued at the average of the last reported bid and asked prices. The Plan participates in certain collective investment trusts. The investment contracts are presented at fair value on the statement of net assets available for benefits. The investments in the fully benefit-responsive investment contracts are also stated at contract value which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. Mutual funds are reported at net asset value.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements and Supplemental Schedules
December 31, 2006 and 2005
Risks and Uncertainties

The Plan provides for various investment options in mutual funds, collective investment trusts, and common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the accompanying financial statements and supplemental schedules.

Payments of Benefits

Payments of benefits upon retirement at age 55 or later, or death, are, at the election of the participant, either made in a lump-sum payment, paid over a period of time not to exceed participant’s life expectancy, or paid out commencing at age 70-1/2. Payment of benefits in the event of death are made to the beneficiaries designated by the participant and initiated by the beneficiary. A retired participant who elects distributions commencing at age 70-1/2 may elect to receive periodic distributions at any time prior to taking a lump-sum payout. Subject to certain restrictions, distributions to participants under other circumstances are made in the form of lump-sum payments. Benefits are recorded when paid.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s profit-sharing and matching contributions and account earnings. Participant’s accounts are charged with an allocation of certain administrative expenses to the extent those expenses are not paid by the Company. Participants are permitted to invest in one or more of the investment options offered pursuant to the provisions of the Plan.

Due to / Due from Brokers

The Due to brokers and due from brokers line items on the Statements of Net Assets Available for Benefits represent pending trades where settlement has not yet occurred.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements and Supplemental Schedules
December 31, 2006 and 2005
3.	Investments

Participants direct the Trustee regarding the investment of amounts held in their accounts. The fair market value of investments that represent 5% or more of the Plan’s total net assets as of December 31, 2006 and 2005 are as follows:

2006
MFS Value Fund	$2,087,450
American Euro Pacific Growth Fund	1,736,908
PIMCO Total Return Fund	1,366,529
The Growth Fund of America	1,295,517
UBS Stable Value Fund	1,122,653
Artisan Small Cap Fund	968,097
Vanguard 500 Index	921,302
Franklin Balance Sheet Investment Fund	858,075
Connecticut Water Service, Inc. common stock	834,888
American Balanced Fund	701,362

2005
MFS Value Fund	$1,735,772
American Euro Pacific Growth Fund	1,304,042
The Growth Fund of America	1,135,184
Connecticut Water Service, Inc. common stock	1,104,474
UBS Stable Value Fund	1,091,357
PIMCO Total Return Fund	1,055,144
Artisan Small Cap Fund	947,417
Vanguard 500 Index	739,404
American Balanced Fund	648,346
Franklin Balance Sheet Investment Fund	552,822

Savings Plan of the Connecticut Water Company
Notes to Financial Statements and Supplemental Schedules
December 31, 2006 and 2005

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value, net of depreciation, by $845,195 and $371,224, respectively, as follows:

	2006	2005
Mutual Funds	$832,837	$374,559
Common stock	(24,047)	(32,848)
Collective investment trust	36,404	29,510

	$845,194	$371,221

4.	Employer Contribution

Employer match contributions are deposited into participants’ accounts based on the participant elected allocations.

5.	Tax Status

The Plan obtained its latest determination letter on March 22, 2005, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC).

6.	Plan Termination

The Company may, for any reason and at any time, terminate the Plan, in part or in whole. Upon termination of the Plan, the plan administrator will make final allocations to all accounts, and then will distribute account balances in lump sum cash amounts. The Company has no intention to terminate the Plan at this time.

Savings Plan of the Connecticut Water Company
Schedule H — Line 4(i) — Schedule of Assets Held at End of Year
December 31, 2006

		Description of Investment
		Including Maturity Date,
	Identity of Issuer, Borrower,	Rate of Interest, Collateral,		Current
	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value
	American EuroPacifc Growth Fund	Mutual Fund	**	$1,736,908
	American Balanced Fund	Mutual Fund	**	701,362
	Artisan Small Cap Fund	Mutual Fund	**	968,097
	Franklin Balance Sheet Investment Fund	Mutual Fund	**	858,075
	The Growth Fund of America	Mutual Fund	**	1,295,517
	Vanguard 500 Index Fund	Mutual Fund	**	921,302
	Vanguard Small Cap Index Fund	Mutual Fund	**	182,221
	Vanguard Value Index Fund	Mutual Fund	**	262,217
	MFS Value Fund	Mutual Fund	**	2,087,450
	PIMCO Total Return Fund	Mutual Fund	**	1,366,529

	Total mutual funds			10,379,678

*	Connecticut Water Service, Inc.	Common Stock	**	834,888

	UBS Stable Value Fund	Collective Investment Trust	**	1,122,653

	Federated Auto Cash Management Trust	Cash Management Asset	**	65,963

*	Participant Loans	Interest rates ranging from 5.00% to 9.25%, maturing between 2007 and 2012	**	362,464

	Total investments			$12,765,646

*	Indicates a party-in-interest

**	Cost information was omitted since all investments are participant directed.

SIGNATURES
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN OF THE CONNECTICUT WATER COMPANY

Date: July 16, 2007	By: Name:	/s/ David C. Benoit David C. Benoit
	Title:	Vice President and Chief Financial Officer, Connecticut Water Company, the Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of PricewaterhouseCoopers LLP